Mark B. Weeks (650) 843-5011 mweeks@cooley.com	VIA EDGAR AND FACSIMILE (202) 772-9198

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by AcelRx

Pharmaceuticals, Inc. in connection with the

Registration Statement on Form S-1

filed November 12, 2010, as amended

December 15, 2010 and January 7, 2011

(File No. 333-170594)

ACRX—0001

January 7, 2011

Jeffrey P. Riedler

Christine Allen

Lisa Vanjoske

Dan Greenspan

Sebastian Gomez Abero

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE: Registration Statement on Form S-1 (File No. 333-170594)

Ladies and Gentlemen:

This letter is being furnished on behalf of AcelRx Pharmaceuticals, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 (File No. 333-170594) filed on November 12, 2010, as amended on December 15, 2010 and January 7, 2011 in connection with the Company’s proposed initial public offering. [**]. The Company will provide additional disclosures relating to [**].

Very truly yours,

Cooley LLP

/s/ Mark B. Weeks

Mark B. Weeks

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Confidential

Jeffrey P. Riedler

Christine Allen

Lisa Vanjoske

Dan Greenspan

Sebastian Gomez Abero

January 7, 2011

Page Two

THE SYMBOL [**] IS USED TO INDICATE THAT A PORTION OF THE CORRESPONDENCE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

908899 v1/HN

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM